MAIL STOP 3561

February 21, 2007

Mr. Corrado De Gasperis
Chief Executive Officer
Symmetry Holdings Inc.
432 Scarborough Road
Briarcliff Manor, New York 10510

> **Re: Symmetry Holdings Inc.**
> **Amendment 8 to Registration Statement on Form S-1**
> **File No. 333-135353**
> **Filed February 20, 2007**

Dear Mr. De Gasperis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the conversion rights are available up to 29.99999% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company's position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In

addition, add the additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

2. In the Effecting a Business Combination section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

3. Advise us whether there is a current intent to increase the size of the offering from 21,562,500 units pursuant to Rule 462(b). We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Randi-Jean G. Hedin, Esq.
        Fax: (203) 352-8107